Exhibit 99

DOMINION RESOURCES, INC.

CONDENSED CONSOLIDATED EARNINGS STATEMENT
(Unaudited)

12 Months Ended June 30, 2005
(millions)
Operating Revenue	$15,422

Operating Expenses	12,597

Income from operations	2,825

Other income	170

Interest and related charges	945

Income before income taxes	2,050

Income tax expense	728

Net income	$1,322

Earnings Per Common Share - Basic
Net income	$3.93

Earnings Per Common Share - Diluted
Net income	$3.91